UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

Date:   June 21, 2021

By: _/s/ Kyle Scheidler
      Kyle Scheidler
      Group Manager

EXHIBIT INDEX

23	Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees' Savings Plan

Plan #002
EIN# 66-0676831

Financial Statements as of and for the
Years Ended December 31, 2020 and 2019,
Supplemental Schedules as of and for the
Year Ended December 31, 2020, and Report of Independent
Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	4

Notes to Financial Statements as of and for the Years Ended December 31, 2020 and 2019	5-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2020	12

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2020	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company and the Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules
The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ Deloitte & Touche LLP

Cincinnati, Ohio
June 21, 2021

We have served as the auditor of the Plan since 1993.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019

ASSETS:
Investments — at fair value:
Cash	$ 650	$ 626
The Procter & Gamble Company common stock	19,775,133	18,688,288
The J.M. Smucker Company common stock	53,870	48,420
Common collective trust fund	32,062	36,132
Mutual funds	27,798,414	24,524,013

Total Investments	47,660,129	43,297,479

Receivables:
Other	3,805	7,344

Total Receivables	3,805	7,344

Total Assets	47,663,934	43,304,823

LIABILITY — Excess contributions payable	2,751	15,013

NET ASSETS AVAILABLE FOR BENEFITS	$ 47,661,183	$ 43,289,810

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

ADDITIONS:
Contributions:
Participant contributions	$ 216,105	$ 210,789
Employer contributions	55,251	56,355

Total Contributions	271,356	267,144

Investment income:
Net appreciation in fair value of investments	4,964,347	9,031,865
Dividends and interest	857,135	942,146

Net Investment income	5,821,482	9,974,011

TOTAL	6,092,838	10,241,155

DEDUCTIONS:
Benefits paid to participants	1,699,673	939,267
Administrative expenses	21,792	24,545

TOTAL	1,721,465	963,812

NET INCREASE IN NET ASSETS	4,371,373	9,277,343

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	43,289,810	34,012,467

End of year	$ 47,661,183	$ 43,289,810

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	DESCRIPTION OF THE PLAN
The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”), a subsidiary of The Procter & Gamble Company (P&G). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Northern Trust Company serves as the custodian of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor contributes 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Plan Sponsor contributions, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan Sponsor contributions are automatically invested in The Procter & Gamble Company common stock (“P&G common stock”). The Plan currently offers seven mutual funds (including a money market mutual fund) as investment options for participants.
Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Plan Sponsor contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability or death while employed by the Plan Sponsor.
Payment of Benefits — On termination of service, death, or disability, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or as P&G common stock, with any fractional share of stock paid in cash. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships.

On March 29, 2020, the Puerto Rico Department of the Treasury issued Circular Letter of Internal Revenue No. 20-23 (CL 20-23), which extends, to the novel corona virus (COVID 19) related distributions under qualified retirement plans, essentially the same eligibility requirements, due dates, and local tax treatment that was established in Circular Letter 20-09 (CL 20-09) for distributions under qualified retirement plans related to the earthquakes that hit Puerto Rico during the beginning of the year.
The Plan has implemented the following relief provisions, however such provisions are no longer available after December 31, 2020.
Hardship withdrawal provisions — as provided in the Puerto Rico Internal Revenue Circular Letter (CC RI) Number 20-23, which maintains all CC RI 20-09 rules for eligible distributions, eligible individuals, Puerto Rico income tax treatment, responsibilities of the withholding agent, and relaxing of the restrictions on post-distribution contributions to the plans, eligible expenses is amended to include any expense incurred by Eligible Individuals (the participant, their spouse, descendants or ascendants) to compensate losses or damages suffered, and to cover basic needs as a result of the COVID 19 emergency, including loss of earnings as a result of the order to close and the curfew declared by the Governor.
Eligible Individuals may withdrawal up to $100,000 to cover eligible expenses.  The first $10,000 is exempt from the regular income tax and the alternative basic tax and will not be subject to any type of tax withholding at source.  Any distribution in excess of $10,000 will be subject to a preferential income tax rate and withholding at source of 10% provided that withholding at source is made. Otherwise it will be subject to the regular income tax and alternative basic tax, the applicable tax withholdings at source, and to the penalties for early withdrawal under the PRIRC.  An Eligible Individual may request various eligible distributions during the eligible period, from one or various retirement plans or individual retirement accounts or from a combination or both, but the total of the eligible distributions, in the aggregate, cannot exceed $100,000 and the total amount exempt from taxes would not exceed $10,000.

Notes Receivable from Participants — Loans to participants are not permitted under the Plan.
Forfeited Accounts — At December 31, 2020 and 2019, forfeited non-vested accounts totaled $700 and $695, respectively. These accounts can be used to reduce future Plan Sponsor contributions. During the year ended December 31, 2020 and 2019, no forfeited non-vested account monies were used.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

COVID 19 has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID 19 outbreak in January 2020, the values of certain investment securities have declined significantly. These economic and market conditions and other effects of the COVID 19 outbreak may continue to adversely affect the Plan.  The extent of the adverse impact of the COVID 19 outbreak on the Plan’s participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits as of December 31, 2020 cannot be predicted at this time.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rican Internal Revenue Code (the “PRIRC”) limits. Excess contributions payable to the participants were $2,751 and $15,013 at December 31, 2020 and 2019, respectively.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2020 or 2019.
Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Cash — Held primarily in short-duration, highly liquid securities, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.  For the years ended December 31, 2020 and 2019, there were no transfers between levels.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits.
Common Collective Trust Fund - As permitted by accounting principles generally accepted in the United States of America, the Plan uses NAV as a practical expedient to determine the fair value of the common collective trust fund.  NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for the common collective trust is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust fund measured at NAV has not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019:
	Fair Value Measurements
	2020	2019

Cash - Level 1	$ 650	$ 626
Common stock - Level 1	19,829,003	18,736,708
Mutual funds - Level 1	27,798,414	24,524,013
Sub-Total - Level 1	47,628,067	43,261,347
Investments measured at NAV - Common collective trust fund	32,062	36,132
Total	$ 47,660,129	$ 43,297,479

4.	NONPARTICIPANT-DIRECTED INVESTMENT
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (P&G common stock) as of December 31, 2020 and 2019, and for the years then ended, is as follows:
	2020	2019

Changes in net assets:
Contributions	$ 84,716	$ 95,409
Net appreciation in fair value of investments	2,033,462	5,194,488
Dividends	457,749	464,376
Benefits paid to participants	(969,335)	(550,688)
Net transfers to participant-directed investments	(509,447)	(1,344,260)
Management fees	(10,300)	(11,981)

Net change	1,086,845	3,847,344

The Procter & Gamble Company common stock — beginning
of year	18,688,288	14,840,944

The Procter & Gamble Company common stock — end of
year	$ 19,775,133	$ 18,688,288

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are funds managed by Banco Popular de Puerto Rico and Northern Trust Company, including an interest-bearing deposit account. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
The Plan held shares of the P&G common stock and recorded dividend income on the shares for the years ended December 31, 2020 and 2019, as follows:
	2020	2019
Common stock:
Shares	142,124	149,626
Cost	$ 9,139,039	$ 9,226,943
Dividend income	$ 457,749	$ 464,376

During the years ended December 31, 2020 and 2019, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $2,033,463 and $5,194,488, respectively.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated participants would become 100% vested in their accounts.
7.	TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan Sponsor and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.

                                                                                                                 * * * * * *

 SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
EIN: 66-0676831
PLAN: 002

		Description of
	Identity of Issue	Investment	Cost	Fair Value

*	The Procter & Gamble Company	Common stock	$ 9,139,039	$ 19,775,133

	The J.M. Smucker Company	Common stock	**	53,870

	Vanguard FTSE All-World EX US Index Fund	Mutual fund	**	1,864,102

	Vanguard Balanced Index Fund	Mutual fund	**	5,120,829

	Vanguard Small Cap Index Fund	Mutual fund	**	4,931,993

	Vanguard Inflation Protected Securities Fund	Mutual fund	**	1,104,999

	Vanguard Total Bond Market Index Fund	Mutual fund	**	2,011,175

	Vanguard Treasury Money Market-Inst Fund	Mutual fund	**	3,163,581

	Vanguard Institutional Index Fund	Mutual fund	**	9,601,735

*	Northern Trust Short Term Investment Fund	Common Collective Trust	**	32,062

*	Banco Popular de P.R. (Time Deposit)	Time deposit open account bearing interest at a variable rate (0.100% at Dec. 31, 2020)	**	650

	Total			$ 47,660,129

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
						Current
						Value of
						Asset on	Net
	Purchase		Sales		Cost of	Transaction	Gain
Description of Asset	Amount		Amount		Asset	Date	on Sale

The Procter & Gamble Company common stock	$ 751,929	(54)	-		$ 751,929	$ 751,929
The Procter & Gamble Company common stock	-		$ 1,698,398	(60)	839,832	1,698,398	$ 858,566

NOTES:
All transactions are related to Parties in Interest.
The number in parentheses represents the number of transactions in the series.